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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. ___) *

             Meritage Hospitality Group Inc., a Michigan corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59000K 10 1
                        -------------------------------
                                 (CUSIP Number)

                             Robert E. Schermer, Sr.
                     c/o Robert W. Baird & Co. Incorporated
                       333 Bridge Street, N.W., Suite 1000
                          Grand Rapids, Michigan 49504
                                 (616) 459-4491
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 11, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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----------------------------                         ---------------------------
CUSIP NO.  59000K 10 1           SCHEDULE 13D                Page 2 of 5 Pages
----------------------------                         ---------------------------



------- ----------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert E. Schermer, Sr.

------- ----------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a)  [ ]
                                                                                                 (b)  [ ]

------- ----------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


------- ----------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        PF
------- ----------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO TIME 2(d) OR 2(e)                                                                          [ ]

------- ----------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States, State of Michigan
---------------------- -------- ----------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                473,514
                       -------- ----------------------------------------------------------------------------
  NUMBER OF               8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                    2,000
OWNED BY EACH          -------- ----------------------------------------------------------------------------
 REPORTING                9     SOLE DISPOSITIVE POWER
PERSON WITH
                                473,514
                       -------- ----------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                    2,000
------- ----------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        475,514
------- ----------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                                [ ]


------- ----------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.27%
------- ----------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------- ----------------------------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common shares, $.01 par value per share, of Meritage Hospitality Group Inc. ("Meritage"), a Michigan corporation. Meritage's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Robert E. Schermer, Sr.

         (b) c/o Robert W. Baird & Co. Incorporated, 333 Bridge Street, N.W., Suite 1000, Grand Rapids, Michigan 49504.

         (c) Mr. Schermer is Senior Vice President and Managing Director of Robert W. Baird & Co. Incorporated, an investment banking and securities brokerage firm. He is also Chairman of the Board of Directors of Meritage.

         (d) Mr. Schermer, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Schermer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Schermer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 11, 1999, Mr. Schermer used personal funds to acquire 245,811 common shares, and 50,000 common shares, in two separate private transactions described in Item 5(c) below. These acquisitions resulted in Mr. Schermer becoming a holder of over 5% of Meritage's outstanding common shares. Options for 7,000 common shares, which are immediately exercisable, were acquired pursuant to Meritage's 1996 Directors' Share Option Plan.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Schermer has acquired his present position for investment purposes. From time to time, Mr. Schermer may acquire additional common shares of Meritage, or dispose of such common shares.

         Other than as set forth above, Mr. Schermer has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;



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         (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meritage or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries;

         (d) any change in the present board of directors or management of Meritage, including any plans to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of Meritage;

         (f) any other material change in Meritage's business or corporate structure;

         (g) changes in Meritage's articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

         (h) causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         (i)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Schermer owns 466,514 common shares of record, and holds options for 7,000 common shares pursuant to Meritage's 1996 Directors' Share Option Plan which are immediately exercisable. See also page 2, nos. 11 and 13.

         (b) See page 2, nos. 7, 8, 9 and 10. The 2,000 shares listed under "Shared Voting" and "Dispositive Powers" are owned by Mr. Schermer's spouse.

         (c) On December 28, 1998, Mr. Schermer sold, in a private transaction, 123,900 of Meritage's common shares owned by Mr. Schermer at a price of $1.315 per share.

              On February 11, 1999, Mr. Schermer used personal funds to acquire 245,811 of the Issuer's common shares in a private transaction with Christopher B. Hewett at a price of $2.034 per share.

              On February 11, 1999, Mr. Schermer used personal funds to acquire 50,000 of the Issuer's common shares in a private transaction with Buchanan, Silver & Beckering PLC, at a price of $1.4375 per share.

         (d)  None.

         (e)  Not applicable.




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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1999                      /s/ Robert E. Schermer, Sr.
                                               ---------------------------
                                               Robert E. Schermer, Sr.









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